UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2017

CAMTEK LTD.
(Translation of Registrant's Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

CAMTEK LTD.

On March 28, 2017, Camtek Ltd. (the “Company”) held its 2017 Annual General Meeting of Shareholders (the “Meeting”). The proxy statement for the Meeting was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on February 21, 2017 (File No. 17623424) incorporated herein by reference. All of the proposals brought before the shareholders at the Meeting have been approved by the shareholders.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: March 28, 2017